Exhibit (e)(6)

Apax Partners, L.P.

601 Lexington Avenue, 53rd Floor

New York, NY 10022

USA

STRICTLY CONFIDENTIAL

March 15, 2011

To: Epicor Software Corporation

Attention: L. George Klaus, Chairman, President and CEO 18200 Von Karman Avenue

Suite 1000

Irvine, CA 92612

cc: John Joliet, Managing Director, Moelis & Company LLC

Dear George:

Apax Partners, L,P, (“Apax”, “we” or “us”) has provided Epicor Software Corporation (“Epicor” or the “Company”) with a proposal (the “Proposal”) relating to the potential consummation of a transaction (the “Transaction”) in which a newly formed affiliate of Apax (“Parent”) will acquire the Company.

In order to induce us to undertake the actions necessary to consummate the Transaction and to incur the costs and expenses associated therewith, the Company hereby agrees that, for the period beginning upon the execution and delivery of this letter by the Company to Apax and ending on April 4, 2011 at 8:00 am Eastern Time (the “Exclusivity Period”), the Company will not, nor will it authorize or permit any of its or its affiliates’ representatives, officers, directors, agents, employees or advisors to:

(i)	initiate, knowingly encourage (including by means of furnishing or disclosing information), solicit, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) to acquire, directly or indirectly, the Company (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise) (an “Acquisition Proposal”), other than with Apax (for the avoidance of doubt, no member of the Company’s management will be permitted to meet with any person with respect to an Acquisition Proposal);

(ii)	furnish or disclose any non-public information to any person or entity outside the ordinary course of business, other than to Apax in connection with its Acquisition Proposal;

Epicor Software Corporation

March 15, 2011

(iii)	enter into any agreement regarding an Acquisition Proposal, other than with Apax;

(iv)	enter into any agreement, arrangement or understanding that would reasonably be expected to adversely affect the ability of the Company to consummate the Transaction in a timely manner.

The Company further agrees to (a) notify Apax promptly upon receipt of any Acquisition Proposal and to describe the terms and conditions of any such Acquisition Proposal to Apax in reasonable detail (including, subject to any existing confidentiality obligations in place prior to the date hereof, the identity of any person or entity making such Acquisition Proposal) and (b) immediately terminate any existing discussions, negotiations and contacts (other than with Apax) regarding any Acquisition Proposal. The Company shall ensure that its and its affiliates’ representatives, officers, directors, employees, agents and advisors are aware of the provisions of this letter, and the Company hereby agrees that it shall be responsible for any breach of this letter by its or its affiliates’ such representatives, officers, directors, employees, agents or advisors.

During the Exclusivity Period, Apax and its advisors will negotiate in good faith the definitive documentation for the Transaction. The definitive documentation for the Transaction will contain a customary “go-shop” provision with a bifurcated two-tier market breakup fee and deal certainty provisions for the Company that are consistent with recent precedent transactions (the “Provisions”). In the event that, on or prior to the expiration of the Exclusivity Period, Apax provides and is willing to execute definitive documentation for the Transaction on commercially reasonable terms which include the Provisions at a purchase price not less than $12.50 per share, and the Company does not accept such Transaction, the Company agrees to reimburse Apax for its reasonable and documented out-of-pocket expenses incurred from the date of this Agreement in connection with the Proposed Transaction, not to exceed $2 million.

The Company and Apax each understand and agree that money damages would not be an adequate remedy for any breach of this letter and therefore agree to specific performance and/or injunctive or such other relief as a court of competent jurisdiction may deem just and proper in order to enforce this letter in respect of any threatened or actual breach and, to the extent permitted by applicable law, waive any objection to the imposition of such relief. The failure to exercise or delay in exercising a right or remedy provided by this letter or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this letter or by law prevents further exercise of the right or remedy or the exercise of another right or remedy. The rights and remedies in this letter are cumulative and not exclusive of rights or remedies provided by law.

This letter may be amended, modified or waived only by a separate writing executed by both of the parties hereto. This letter shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts or choice of laws principles. This letter shall become effective only when executed by the parties hereto in the spaces provided below. This letter may be signed in any number of counterparts, each of which shall be deemed an original,

Epicor Software Corporation

March 15, 2011

with the same effect as if the signatures thereto and hereto were upon the same instrument. Signatures by facsimile or by electronic transmission shall bind the parties hereto.

*        *        *         *

Very truly yours,

/s/ Jason Wright Jason Wright Apax Partners, L.P.	/s/ Roy Mackenzie Roy Mackenzie Apax Partners, L.P.

Acknowledged and Agreed

Dated:	March 16, 2011

Epicor Software Corporation

By:

/s/ John D. Ireland
Name: John D. Ireland
Title: GC/Sr. VP